

STATEMENT OF FINANCIAL CONDITION

Mint Brokers
December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29616

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MINT BROKERS__

TYPE OF REGISTRANT (check all applicable boxes):
☑Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street, 10th Floor
                              (No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Bisgay	212-294-7849	SBisgay@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                     (Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.







AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2021, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

On this 28th day of February, 2022, Steven Bisgay, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public

TREASA CHENNIKARA
My Comm. Exp. 03-18-2023
NOTARY PUBLIC
Reg. # 01CH6388978
NEW YORK COUNTY, STATE OF NEW YORK

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

☐ Computation of CFTC Minimum Net Capital Requirement.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Management of Mint Brokers

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2022


Mint Brokers

Statement of Financial Condition

December 31, 2021

(In Thousands)


Assets

Cash and cash equivalents	$	2,462
Receivables from related parties		63
Other assets		59
Total assets	$	2,584

Liabilities, Subordinated Borrowings and Partners' Capital

Payables to related parties	$	11
Total liabilities		11
Commitments and contingencies (Note 2)		
Subordinated borrowings		1,000
Partners' capital		
Limited partner		1,557
General partner		16
Total partners' capital		1,573
Total liabilities, subordinated borrowings and partners' capital	$	2,584


See notes to the statement of financial condition


Mint Brokers

Notes to Statement of Financial Condition

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a futures commissions merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"). The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, L.L.C., the Limited Partner (99%) and Mint Brokers Holdings II, L.L.C., the General Partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

The Partnership transacts in fixed income securities for buy-side institutional clients. As a registered FCM it acts solely as a guarantor to its foreign and domestic affiliates as an introducing broker for swaps and futures products.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through fees from related parties and interest income.

Fees from Related Parties – Fees from related parties consist of commissions for introducing customers to an affiliate. The Partnership earns a fee on each trade executed for a customer introduced to the affiliate by the Partnership. Revenue is recognized at a point in time on the trade date. Net cash settlements between affiliates are generally performed on a monthly basis.

Interest Income – The Partnership receives interest on cash held on deposit.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Partnership is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned directly by BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City and Pass-Through Entity ("PE") Tax in

1. General and Summary of Significant Accounting Policies *(continued)*

Connecticut. The income or loss attributable to the Partnership's operation is passed through to BGCP for tax purposes. The Partnership has not elected to push down and allocate current and deferred tax expense from BGCP and, therefore, no provision for income tax is required to be disclosed, in accordance with the requirements of U.S. GAAP Accounting Standards Codification Topic 740, Income Taxes.

Recently Adopted Accounting Pronouncements – In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification ("ASC") 740, Income Taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period if applicable, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Effective January 1, 2021, as part of the adoption of ASU No. 2019-12, the Partnership has not elected to push down and allocate current and deferred tax expense from BGCP. Accordingly, no income tax provision has been recorded by the Partnership.

In October 2020, the FASB issued ASU No. 2020-10, *Codification Improvements.* The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The Partnership adopted the standard on the required effective date beginning January 1, 2021, using a modified retrospective method of transition. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2021, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with U.S. GAAP guidance on ASC Topic 450, *Accounting for Contingencies,* when a material legal liability is both probable and reasonably

2. Commitments and Contingencies *(continued)*

estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – Revenues for the Partnership are primarily transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services, clearing and settlement services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2021, the Partnership was charged by Cantor for such services which the uncollected balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has a subordinated borrowing with an affiliate. See Note 7 – Subordinated Borrowings for further detail related to this transaction.

4. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the basic method, which requires that minimum net capital, be the greater of $250 or 6 2/3% of aggregate indebtedness. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2021, the Partnership had net capital of $2,418, which was $1,418 in excess of its required net capital.

5. Revenues from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is

5. Revenues from Contracts with Customers *(continued)*

recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers and no deferred revenue at December 31, 2021. The Partnership did not have receivables related to revenue from contracts with customers at December 31, 2020. Receivables related to contracts with customers are recorded as contract assets. Deferred revenue is recorded as a contract liability.

6. Off-Balance Sheet Risk

Guarantees

The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

In addition, the Partnership has entered into non-financial guarantees on behalf of BGC. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk for the matched principal businesses.

The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

6. Off-Balance Sheet Risk *(continued)*

Principal Transaction Risk

The Partnership executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market. The Partnership's attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's financial condition for any particular reporting period.

Operational Risk

In providing its array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

6. Off-Balance Sheet Risk *(continued)*

from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Coronavirus Disease 2019 (COVID-19) Pandemic

Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Partnership's financial condition, the specific impact is not readily determinable as of the date of the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

7. Subordinated Borrowings

The Partnership has a subordinated borrowing with BGC Partners, L.P. of $1,000 as of December 31, 2021. The agreement provides for borrowings up to $5,000. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2023. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

8. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.